SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                         The Hallwood Group Incorporated
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                                (Name of Issuer)


                     Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)


                                    406364307
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 March 27, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   Alpha Trust
                  --------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)   OO
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization
                   Island of Jersey, Channel Islands
                  --------------------------------------------------------------


                                          7. Sole Voting Power          0
         Number of Units                                             -----------
         Beneficially Owned by            8. Shared Voting Power      757,775
         Each Reporting                                              -----------
         Person With:                     9. Sole Dispositive Power     0
                                                                     -----------
                                         10. Shared Dispositive Power 757,775
                                                                     -----------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                         757,775
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                         55.66%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                         OO
                  --------------------------------------------------------------


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


CUSIP No. 406364307

         1. Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:
                   Anthony J. Gumbiner
                  --------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)   OO
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization
                   United Kingdom
                  --------------------------------------------------------------



                                          7. Sole Voting Power        150,000
         Number of Units                                             -----------
         Beneficially Owned by            8. Shared Voting Power      757,775
         Each Reporting                                              -----------
         Person With:                     9. Sole Dispositive Power   150,000
                                                                     -----------
                                         10. Shared Dispositive Power 757,775
                                                                     -----------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                            907,775
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11.
                                 60.06%
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                OO
                  --------------------------------------------------------------



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


                                  Schedule 13D

         This Amendment No. 7 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes.

Item 2.  Identity and Background.

         (a)      Name:

                  The Trust is a trust formed under the laws of the Island of Jersey, Channel Islands. The trustee of the Trust is Hallwood Company Limited, a corporation filed under the laws of Nevis ("HCL"). Mr. Anthony J. Gumbiner and his wife Mylene Gumbiner are directors of HCL. HCL is owned by Halliwood Company (IOM) Ltd., a company formed under the laws of the Isle of Man ("HCIOM"). Mr. and Mrs. Gumbiner are the members of HCIOM. Mr. and Mrs. Gumbiner and their descendants are among the discretionary beneficiaries of the Trust. The Trust owns the securities that are reported as being beneficially owned by it through Hallwood Investments Limited ("HIL"), a corporation organized under the laws of the British Virgin Islands and wholly-owned by the Trust. Mr. Gumbiner and his wife are the officers and directors of HIL. Mr. Gumbiner is also Chairman and director of The Hallwood Group Incorporated (the "Company").

         (b) The principal address of the Trust, HCL, HCIOM, HIL and Mr. Gumbiner and his wife is Le Roccabella, 24 Princess Grace Avenue, Monte Carlo, 98000, Monaco.

         (c) The principal business of each of the Trust, HCL, HCIOM and HIL is investments.

         (d) None of the parties identified in (a), above have been convicted of in a criminal proceeding in the past five years.

         (e) None of the parties identified in (a), above have been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f) The Trust is organized under the laws of the Island of Jersey, Channel Islands. HCL is organized under the laws of Nevis. HCIOM is formed under the laws of the Isle of Mann. HIL is organized under the laws of the British Virgin Islands. Mr. Gumbiner is a citizen of the United Kingdom. Mrs. Gumbiner is a citizen of France.

Item 3.  Source and Amount of Funds or Other Consideration.

                  HIL purchased 31,088 shares (the "Shares") of common stock of the Company from a third party in a privately negotiated transaction, using working capital funds. HIL has agreed with

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

                  such third  party to purchase an  additional  7,000  shares of
                  common  stock  upon  delivery  to  HIL  of  the   certificates
                  evidencing such shares.

Item 4.  Purpose of Transaction.

                  The Trust acquired the Shares for investment. The reporting persons have and intends to review its investment in the
                  Company  on  a  continuing  basis  and,  depending  on  market
                  conditions   and  other   factors,   may  acquire   additional
                  securities, dispose of all or any portion of the securities they now own or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses
                  (a) through (j) of Schedule 13D) and take any other action that the reporting persons may deem to be appropriate in the circumstances. Whether the reporting persons take any of the foregoing actions will depend upon their evaluation of pertinent factors, including without limitation, the availability of shares of common stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company; the business and prospects of the Company and the reporting persons; economic, stock market, and money market conditions; other business and investment opportunities available to the reporting persons; regulatory requirements; other circumstances that may make it advantageous to the reporting persons to either increase or decrease their ownership of the Company's securities and other requirements of the reporting persons.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Trust owns 757,775 shares of common stock representing 55.66% of the common stock outstanding, based on 1,361,343 shares of common stock outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. After the purchase of the 7,000 shares discussed in Item 3, HIL will own 764,775 shares of common stock of the Company, representing approximately 56.18% of the Company's outstanding common stock. Mr. Gumbiner holds currently exercisable options (the "Options") to purchase 150,000 shares of the Company's common stock, representing approximately 10% of the Company's common stock, which, in addition to the Shares beneficially owned through the Trust, give Mr. Gumbiner beneficient ownership of approximately 60.06% of the Company's common stock.

         (b) The Shares are owned by HIL. Mr. Anthony Gumbiner and his family are discretionary beneficiaries of the Trust. Because Mr. Gumbiner is the principal director and officer of HIL, Mr. Gumbiner and the Trust may be deemed to share voting and dispositive power over the Shares. Mr. Gumbiner has sole voting and dispositive power with respect to the shares issuable upon exercise of the Options.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials Filed as Exhibits.

                  None.








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


                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 7, 2003                        THE ALPHA TRUST

                                           By: Hallwood Company Limited, Trustee


                                           /s/ Anthony J. Gumbiner
                                           -------------------------------------
                                           By: Anthony J. Gumbiner
                                           Title: Member





                                           /s/ Anthony J. Gimbiner
                                           -------------------------------------
                                           Anthony J. Gumbiner









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